(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number: 001-07831

For Period Ended: June 30, 2003
☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

EP MedSystems, Inc.

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Full Name of Registrant

N/A

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Former Name if Applicable

575 Route 73 N., Building D

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Address of Principal Executive Office (Street and Number)

West Berlin, New Jersey 08091

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to resource constraints, the Registrant requires additional time to analyze the first quarter accounting for the conversion of the $1,000,000 convertible promissory bridge notes, issued in December 2002, in connection with the January 31, 2003 $2,450,000 private placement and whether that conversion requires the Registrant to recognize a non-cash beneficial conversion charge associated with the convertible promissory bridge notes. Any outcome would not affect the Registrant’s cash position or its net equity.

The Registrant expects to complete its analysis and file its Form 10-QSB by August 19, 2003.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Matthew C. Hill _________________________________ (Name)	(856) _____________________ (Area Code)	753-8533 _________________________________ (Telephone Number)

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(2)	Have all other periodic reports reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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EP MedSystems, Inc.

_____________________________________________________________________________________________

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2003	/s/ Matthew C. Hill
Matthew C. Hill Chief Financial Officer

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